

Mail Stop 3561

March 2, 2010

Via U.S. Mail

John C. Wobensmith
President, Secretary and Treasurer
Baltic Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171

> **Re:** **Baltic Trading Limited**
> **Amendment No. 6 to Form S-1**
> **Filed February 26, 2010**
> **File No. 333-162456**

Dear Mr. Wobensmith:

We have reviewed Amendment No. 6 to your Registration Statement on Form S-1 filed on EDGAR on February 26, 2010. Please note that all page references below correspond to the marked version of your filing on EDGAR.

Registration Statement

General

1. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Prospectus

Executive Compensation, page 95

2. We note throughout the filing that you will grant a total of 466,000 restricted common shares to your Chairman and your President and Chief Financial Officer under the 2010 Equity Incentive Plan in connection with the pricing of this offering. Please disclose the price per share in which these shares will be valued

(e.g., IPO price range $14.00 to $16.00 per share or other described valuation) and disclose in your MD&A section that you will recognize compensation expense over the four year vesting period. Similarly revise your disclosure on page 95 under the heading Compensation of Our Directors.

Financial Statements

Note 4. Subsequent Events, page F-8

3. See Amendment No. 6. Please revise the disclosures in the last paragraph of this note to be consistent with that in the MD&A section on page 48 where availability of the credit facility will be subject to your acquisition of the initial fleet of six vessels…(except you may fulfill this condition in respect of your second Capesize vessel to be delivered by providing cash collateral).

Part II. Information Not Required In Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-3

4. Revise to delete the phrase "form of" before the opinions.

Exhibit 23.1

5. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Margery Reich at (202) 551-3347 or Beverly Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Thomas E. Molner
Fax: (212) 715-8000